Dear Shareholder,

  For Crown Energy Corporation, 1995 was a year of significant progress toward bringing our premium asphalt product to market. I came to Crown Energy in January 1996 to lead the company in its commercialization efforts after serving as president of ARCO Oil and Gas, and as executive vice president/member of the board of Atlantic Richfield Company. Having observed firsthand the quality of Crown's raw material and the excellent potential of the company's proprietary technology, I am delighted to become a part of this unique and dynamic opportunity, and to be associated
  with an innovative company that has such potential to become the standard by which others are judged. In the United
  States, 90 percent of the surfaced roads are paved with asphalt, and as these surfaces age, there is a constant demand for their replacement. Crown Energy stands ready to meet the needs of the market with a premium asphalt product that not only is also high in quality, but costs less. The product meets new federal standards without additives or modifiers, requiring only a separation process and no refining.  It has been a year of preparation, and Crown
  Energy is arming itself to transform this exceptional
  revenue potential into bottom-line reality. With a
  commitment to larger scale success, Crown's executive management team will continue to draw upon the sound business principles that have led the company this far.
  Setting the Standard. In the pursuit of a long-lasting road surface with lower maintenance costs, quality standards for asphalt have risen, with much of the asphalt produced currently requiring the addition of costly modifiers to
  comply with federal regulations. Since 1994, Crown has extensively tested asphalt taken from Asphalt Ridge near Vernal, Utah and discovered that it easily meets the federal criteria for performance-grade (PG-modified) asphalt.
  Crown's product requires no additives or expensive modifiers because it is naturally suitable as a binding agent upon separation. With an impressive inventory of surface minable reserves, Crown uses a low-temperature, low-cost, patented separation method to capitalize on a resource that nature has generously provided.  Location, Location,
  Location...Crown also enjoys a distinct advantage in terms of its location. First, Utah contains approximately 90
  percent of all known U.S. oil sand deposits, which consists of over 28 billion barrels of oil. Crown's leased properties at Asphalt Ridge represents one of Utah's premier deposits, where the richness of the deposits is apparent on much of the land's surface. Extensive reserve studies estimate
  surface minable reserves to be approximately 140 million barrels, of which Crown controls over 100 million barrels.
  In addition to a production cost advantage, Crown's location provides close proximity to ready markets, posing an economical transportation scenario. Many of the markets targeted by Crown must presently ship asphalt from as far away as Alberta, Canada, and Trinidad. With our centralized location, we expect to deliver our product more quickly and cost-effectively. Following the successful completion of its commercial-size demonstration plant in 1994, Crown is
  now developing its first permanent production facility at
  its Asphalt Ridge oil sand deposit. The facility, located on a portion of Crown's 7,000 acres, is designed to initially process approximately 1,900 tons of oil sands per day for an average daily production of 1,000 barrels of asphalt. Now gearing up for commercial production, Crown anticipates shipping its product in 1997 and expanding its output to
  2,000 barrels per day in 1998.Meeting the Demand . . . Naturally! The natural suitability of Crown's product is attractive to a market segment accustomed to paying $25-$40 per barrel. Not only is Crown's output superior as a base (unmodified) product, but also it can be produced at a significantly lower production cost, boding well for Crown's ability to enter the market and distinguish itself. The overall asphalt paving market is growing at a modest annual rate of approximately 1.2 percent while the PG-modified market is growing more rapidly averaging 30 to 40 percent in the region. This growth rate is attributable to two factors. First, the federal government has issued and codified more stringent highway road performance standards, requiring many asphalt producers to improve the quality of their product before bringing it to market. The new standards support
  Crown's product in PG-modified markets due to its high
  quality and serviceability. As the new standards are implemented in 1996 and beyond, annual demand for PG-modified asphalt nationally is expected to reach 8.4 million barrels by 1998. Second, after years of asphalt pavement failure problems due to weather, temperature, traffic density and quality variations in the asphalt binders,
  project engineers are changing from a "least installed" cost philosophy to one based on "life cycle" cost. Both the private and public sectors are recognizing that an increased initial investment in materials and methods of construction can result in extended road life (30 years in some cases)
  and a significant reduction in the frequency and  cost of
  road repair and maintenance.  Local And Regional Support
  local and state officials have been very receptive and excellent to work with as we near completion of our permitting process. County officials have been equally receptive and are enthusiastic about the opportunity to introduce new, real wealth into the regional economy in a way that only industry can deliver.  Attesting to the
  strength of Crown's technology, the State of Utah has
  executed an unprecedented agreement with Crown for resource evaluation and subsequent development of lands held in trust by the state that are known to contain large amounts of
  surface minable oil sands.  Additionally, county commissions in the area have promoted the development of regional oil sands. Crown has reached an agreement with Uintah County in which the county will assist in mine preparation by removing overburden in exchange for raw product to be used on local roads. These agreements are creating a win-win situation for all involved, as the community continues to support and encourage the company's efforts to commercialize this plentiful resource. It is gratifying to contribute to a regional economy in an age when corporate downsizing is so prevalent, especially by making highest and best use of a resource that is so abundant. Exploring Other Markets crown seeks not only to redefine the asphalt market, but is also considering the feasibility of offering a new source of feedstock to regional refiners within our freight-logical market. As our evolving market advantage becomes even more attractive and the potential for further expansion materializes, we will consider strategic alliances that may provide a cost-effective vehicle for the company's entry into international markets. Going forward, we are
  confident that strong levels of demand will support the expansion of the production capacity at Asphalt Ridge. By launching a right-sized' facility with ample room to grow, Crown intends to optimize its leadership position, remaining responsive to market demand, while avoiding overexpansion and unnecessary debt. As we finalize our funding
  arrangements within the next several months, our objective is to structure financing that is in the best interest of
  our shareholders and long-term success.    We extend our thanks
  to those of you who have shown your unwavering support for Crown Energy over the years. We look forward to maximizing long-term shareholder value and reporting our progress throughout 1996.

  Sincerely,
  /s/James A. Middleton
  James A. Middleton
  Chairman and CEO